Free Writing Prospectus
Filed Pursuant to Rule 433
June 7, 2006
Registration No. 333-130478

The issuer, Venoco, Inc., has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling (805) 745-2123 collect.

Leslie Haines
Oil and Gas Investor
May, 2006
English
(c) 2006

Good Neighbor

        Operating in the challenging environment found offshore California—and on the Beverly Hills High campus—Venoco Inc. co-exists peacefully with its neighbors.

        More than a few oil and gas companies have avoided operating in a state like California, known for its heightened environmental awareness and overt public mistrust, if not condemnation, of the oil business. But Venoco Inc., of Denver and Carpinteria, California, has not skipped a beat. In fact, it even hosts boat tours to the natural yet notorious oil seeps in the Santa Barbara Channel.

        Venoco operates three platforms in the channel, has 16 onshore California fields, and 11 properties in Texas.

        Chairman and CEO Timothy Marquez co-founded the company in 1992 and closed on the first two producing field acquisitions in 1994. More than a dozen other acquisitions have followed, mostly from majors.

        At press time, the company announced the $456-million cash acquisition of TexCal Energy LLC. Last year these firms were the top two drillers in the Sacramento Basin. Pro forma reserves are an estimated 79 million barrels of oil equivalent, 63% oil and 52% onshore.

        Concurrently, Venoco is in the SEC review process for going public on the NYSE this year.

        Recognizing the sensitivity of its oilfield operations, whether smack in the middle of a modern metropolis or off a beautiful coast, Venoco has taken unusual steps. It agreed to allow two local artists to turn its drab soundproofing on a drilling rig—wedged between the football bleachers at Beverly Hills High School and the Century City Medical Plaza—into much more. They enlisted more than 4,000 children to raise money and paint a 165-foot fabric covering. The floral tribute completely covers the derrick. This project raised awareness throughout California of the benefit of art therapy for terminally ill children, and prompted the U.S. Department of Energy to give the company an award.

        In 2002 and 2003, the American Petroleum Institute (API) named Venoco its operator of the year for community service in Santa Barbara, Ventura and Los Angeles counties. API lauded the way it has educated children and adults about the naturally occurring oil seeps at Coal Oil Point in the Santa Barbara Channel.

        "In 1999 there was a lot of negative publicity about the oil industry and the seeps, so Tim said, 'Let's meet it head on,"' says vice president of government and public affairs Mike Edwards. "People did not have the facts and we have nothing to be ashamed of."

        Every summer Venoco contracts a whale-watch boat to conduct tours of the area, showing the public (kids and school teachers especially), the harbor seals and dolphins, and Platform Holly, located in the middle of the second-largest natural oil seep in the world. Venoco acquired the field from Mobil in 1997.

        It worked with the Santa Barbara Maritime Museum to create an educational video, a fictional story of a grandfather telling his grandchildren about the many products made from petroleum and about his trip to an offshore oil platform. Venoco helped edit the script, and accommodated the video crew on its Platform Gail some 20 miles offshore.

        "Our goal is to give people facts. We don't tell them what to think, but we want them to be educated [about the oil business]," says Marquez.

        Harbor seals have selected an area next to the oilfield pier Venoco operates in Carpinteria as their rookery; every spring the seals and pups are abundant. The company produced a brochure about the seals to inform employees and subcontractors.

        Community involvement is a byword at the company, from CEO Marquez on down, and he says, "Education is my passion." Over the years Venoco has supported education programs and donated computers to Santa Barbara citizens who could not afford them. Now it is working with Denver's mayor to kick off a similar program for disadvantaged youth.

        Last fall, Marquez and his wife pledged $10 million to his alma mater, the Colorado School of Mines.